SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Prudential plc

2. Reason for the notification:

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

The Capital Group Companies, Inc.

4. Full name of shareholder(s) (if different from 3.):

See answer to Question 9

5. Date of the transaction and date on which the threshold is crossed or reached:

18 February 2015

6. Date on which issuer notified:

19 February 2015

7. Threshold(s) that is/are crossed or reached:

Below 10%

8. Details notified:

8A: Voting rights attached to shares

Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary 5p (GB0007099541)	256,477,443	256,477,443			255,347,278		9.943%
ADRs (US74435K2042)	290,923	581,846			581,626		0.023%

8B: Financial Instruments

Resulting situation after the triggering transaction:

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the Instrument is exercised/ converted	% of voting rights
n/a	n/a	n/a	n/a	n/a

8C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the Instrument is exercised/ converted	% of voting rights
				Nominal	Delta
n/a	n/a	n/a	n/a	n/a	n/a

Total (A+B+C):

Number of voting rights	% of voting rights
255,928,904	9.966%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

The Capital Group Companies, Inc. (CG) holdings	Number of Shares	Percent of Outstanding
Holdings by CG Management Companies and Funds:	255,928,904	9.966%
Capital Guardian Trust Company	18,509,498	0.721%
Capital International Limited	799,900	0.031%
Capital International Sarl	784,300	0.031%
Capital International, Inc.	420,849	0.016%
Capital Research and Management Company EuroPacific Growth Fund	235,414,357	9.168%

Proxy Voting:

10. Name of the proxy holder:

n/a

11. Number of voting rights proxy holder will cease to hold:

n/a

12. Date on which proxy holder will cease to hold voting rights:

n/a

13. Additional information:

n/a

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.

Contact name for enquiries

Matthew Buckland, Group Secretariat, 020 7548 3320

Company official responsible for making notification

Alan F. Porter, Group Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 February 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/Alan F. Porter

Alan F. Porter
Deputy Group Secretary